Just wanted to take a moment and introduce myself.
My name is Lauren, and I'm one of the Co-Founders of this lovely new dating app called Love The Network.

We're the first dating app to require all members to pass a background check.

The things that we're looking for are people on the sexual offenders registry, people who have committed multiple crimes of domestic violence, stalking and harassment, people who have committed crimes like rape, and other really serious violent crimes.

Through the process of background screening, we're also making sure that the individual is real and who they say they are.

Since we launched what I consider to be our "baby version" of our App, we've tested our method and process with a small pool of registrations, and I was really surprised to see that 5% of applicants did not qualify.

This has been really eye opening for me to see just how much danger is out there in online dating, but also encouraging because there is a lot of opportunity, and I believe that we are creating something really good that will change the scope and landscape of online dating for generations to come.

I really wanted to create the first honest dating app, a safe dating app. A space that's built on healthy individuals, creating and building healthy relationships.

In my previous experience with online dating, I personally felt the frustrations that so many others feel. I wanted to really improve that experience, do the due diligence that's placed on the user, and add value.